Exhibit 99.2

CIS Acquisition Ltd. Announces its Initial Public Offering

NEW YORK, Dec. 19, 2012 /PRNewswire/ -- CIS Acquisition Ltd. (CISAU) (the "Company") today announced the pricing of its initial public offering and commencement of public trading on December 19, 2012. The initial public offering was of an aggregate of 4,000,000 units at $10.00 per unit. Each unit consists of one share of common stock and one warrant. The underwriters have a 45-day option to purchase up to an additional 360,000 units from the Company at the initial public offering price to cover over-allotments, if any. The Company also announced the completion of a private placement of 4,500,000 warrants at $0.75 per warrant to members of its founding shareholders.

Chardan Capital Markets, LLC is acting as lead managing underwriter and sole bookrunner of the offering. Maxim Group LLC, C&Co/PrinceRidge LLC, and Euro Pacific Capital, Inc. are acting as co-managers of the offering. The offering is being made only by means of a prospectus, copies of which may be obtained from Chardan Capital Markets, LLC, 17 State Street, Suite 1600, New York, New York, 10004, Attn: George Kaufman.

CIS Acquisition Ltd. is an innovated public acquisition company recently formed to acquire through a merger, stock exchange, asset acquisition, stock purchase or similar acquisition transaction, one or more operating businesses.

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on December 18, 2012. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.